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                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE

For Immediate Release
August 30, 2006

         CANWEST GLOBAL ANNOUNCES DEREK BURNEY AS CHAIRMAN OF THE BOARD

WINNIPEG, MANITOBA: CanWest Global Communications Corp. announces the appointment of Mr. Derek H. Burney, O.C., of Ottawa to the position of Chairman of the Board. Mr. Burney joined the Board of CanWest in April, 2005 and will take over the Chair from Interim Chairman David Drybrough, who has maintained the position since March 2005. Mr. Drybrough will remain on the Board and continue to serve as Chair of the Audit Committee.

Mr. Burney is senior strategic adviser to the law firm of Ogilivy Renault and is a Visiting Professor and Senior Distinguished Fellow at Carleton University. He also serves as Lead Director for Shell Canada Ltd. and is on the Board of Directors of TransCanada Pipelines Limited.

Previously, Mr. Burney had an outstanding career in the public and private sectors, most recently serving as President and Chief Executive Officer of CAE Inc. Prior to that, Mr. Burney was Chairman and CEO of Bell Canada International Inc. From 1989 to 1993, Mr. Burney served as Canada's Ambassador to the United States of America. From March 1987 to January 1989, he served as Chief of Staff to the Prime Minister of Canada.

In February 1992, Mr. Burney was awarded the Public Service of Canada's Outstanding Achievement Award. In July 1993, he was named an Officer of the Order of Canada.

Mr. Burney was born in Fort William (now Thunder Bay), Ontario, and was educated at Queen's University, where he received an Honours B.A. and M.A. Mr. Burney was conferred Honorary Doctor of Laws degrees from Lakehead University, Queen's University, Wilfrid Laurier University and Carleton University.

Commenting on his appointment, Mr. Burney said "I am honoured and delighted that the CanWest Board has asked me to take on this important assignment. Since joining the Board, I have been struck by the challenges, opportunities and new demands facing Canadian media companies as they adapt to dynamic changes in the media marketplace in Canada and globally. As Chairman, my priorities will be to ensure that the Company maintains a strong and responsive corporate governance culture together with sound and cohesive strategic and financial strategies that will enable the Company to grow."

CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A) and NYSE (trading symbol: CWG), is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Malaysia, Turkey and the United Kingdom.

For additional information, please contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
gelliot@canwest.com